Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

The following communication was made available by Benson Hill, Inc. on LinkedIn on June 2, 2021:

The following communication about Benson Hill, Inc. was made available in the aforementioned LinkedIn post on June 2, 2021:

EDITORIAL

Tune In to the Plant-Based Revolution With Benson Hill Front and Center

IPO Edge

By Jarrett Banks and John Jannarone

June 2, 2021

•	Benson Hill Inc. is going public via merger with Star Peak Corp II (NYSE: STPC)
•	Driving crop innovation to improve food by unlocking genetic diversity of plants
•	$140 billion near-term TAM opportunity in plant-based meat segment
•	Benson Hill had revenue of $102 million in 2020, with growth of nearly 50% in coming years
•	Expects Ebitda of $96 million in 2025, surging to $556 million in 2027
•	CEO Matt Crisp is serial AgriFood entrepreneur and former life sciences venture capital partner
•	Star Peak Corp. II Chairman Mike Morgan is also CEO of asset manager Triangle Peak Partners LP
•	Alphabet Inc.’s Google Ventures invested in Benson Hill in 2018 and 2020
•	Also backed by Prelude Fund, run by billionaire investor Jim Simons’s son Nat Simons
•	Two main businesses are Ingredients and Fresh, with customers including Nestlé S.A., Bunge, Kroger, Publix
•	Benson Hill can offer cheaper source of soy protein because less processing is required than with commodity soybeans
•	Trading at less-than 5x 2023 sales, much cheaper than Beyond Meat, AppHarvest, Berkeley Lights, Inc.

President Biden has set a goal of cutting U.S. greenhouse gas pollution by half by 2030. But in order to decarbonize the economy, you have to decarbonize agriculture. Sustainable plant-growing methods are needed to feed the world and fight climate change.

Enter pure-play ESG company Benson Hill Inc., an agricultural technology platform that is going public via merger with Star Peak Corp II (NYSE: STPC) in a deal that values the company at $1.35 billion. There is a $140 billion near-term TAM opportunity in plant-based meat segment, according to Barclays Global Food Report (through 2029).

Plant-based meat continues to see growth in grocery stores and restaurants as consumers become more accustomed to it. St. Louis-based Benson Hill uses machine learning, simulations and genetics to optimize plant growth. The nine-year-old company is developing breeds of crops like soybeans and yellow peas that mature faster, have higher protein content or taste better, saving growers time and resources.

Private investors are already on board. Benson Hill has raised $150 million from Wheatsheaf Group and Google Ventures — Alphabet Inc.’s venture-investing arm — alongside other agriculture-industry backers including Louis Dreyfus Co.

Investors including funds managed by BlackRock Inc., Van Eck Associates Corp., Hedosophia and Lazard Asset Management are putting money into the deal through a $225 million private investment in public equity, or PIPE (which was upsized from $175 million). Those funds and money held by the SPAC are expected to yield the roughly $625 million in cash proceeds – sufficient to fund years of growth.

Benson Hill has forged key relationships in both of its product segments – ingredients and fresh. Its partners for ingredients include Nestlé S.A., General Mills, Inc., Blue Buffalo and Bunge Ltd. And its partners for the fresh segment include Kroger Co, Publix, SYSCO Corp. and US Foods Holding Corp.

The ingredients segment focuses on items such as soybean and yellow peas, including the production of ultra-high protein soybean varieties. Next, it’s working on yellow peas, the fastest-growing protein source for plant-based meats, for which Benson Hill has a two to three-year head start. The company also plans to expand its focus on production partnerships, which will provide ultra-high margin licensing and royalty revenue.

Unlike many SPAC targets, Benson Hill is already on solid financial footing. It had revenue of $102 million in 2020, and projects annualized sales growth of 46% from 2020 to 2027. That’s higher than stock-market darlings such as Beyond Meat Inc. at about 40%. The gross margin of 45% for Benson Hill is also higher than the peer group ranging from 20% to 35%.

Of note, the likes of Beyond Meat and Impossible Foods would make perfect Benson Hill customers. It winds up being cheaper to use Benson Hill’s soy because it’s already protein dense and packed with flavor, eliminating the need for further costly processing used to create plant-based meat.

Benson Hill also boasts a deep management bench with strong industry and SPAC experience. CEO Matt Crisp is a serial AgriFood entrepreneur and former life sciences venture capital partner. Star Peak II is the second blank-check firm backed by Mike Morgan — a former executive at energy infrastructure firm Kinder Morgan Inc. — and investors at hedge fund Magnetar Capital. The team’s first Star Peak SPAC recently took clean-energy storage firm Stem Inc. public. and it has performed far better than most SPACs – trading at $28 vs. a $10 IPO price.

The company’s secret weapon is its platform called CropOS, which combines data, plant and food sciences to create more affordable and better-tasting food. CropOS uses predictive analytics to simulate tens of millions of genetic outcomes for plants, and can shave years off of the traditional crop breeding process, bringing items to market faster and lowering costs for food and ingredient companies.

ESG themed ETFs, a growing sector for investors who want companies sharing similar beliefs, could play a major role for investment Benson Hill. Also, many institutional investors aren’t allowed to purchase SPACs and must wait until the company goes public.

Best of all, the stock looks like a bargain. The current price implies an enterprise value of less than 5 times 2023 earnings. Beyond Meat, meanwhile, trades at 8 times, biotech Berkeley Lights at 15 times, and AppHarvest at 11 times, according to Sentieo, an AI-enabled research platform.

Investors can also take comfort in downside protection. The stock trades at $9.88 a share, several cents below the cash in trust of roughly $10. That ensures investors have no risk should they decide to redeem their shares for cash before the deal closes.

With Benson Hill, investors can get involved at the start of the plant-based revolution. All they need to do is tune in.

IPO Edge Contact:

Jarrett Banks, Editor-at-Large

IPO-Edge.com

jb@capmarketsmedia.com

Twitter: @IPOEdge

Instagram: @IPOEdge

***

Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak Corp II (“Star Peak”) and Benson Hill, Inc. (“Benson Hill”). The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, a consent solicitation statement of Benson Hill to solicit written consents from its stockholders in connection with the proposed transactions and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / consent solicitation statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / consent solicitation statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / consent solicitation statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / consent solicitation statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus / written consent solicitation for the proposed transaction.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / consent solicitation statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.